UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: February 28, 2009
SCHEDULE 13D/A	Estimated average burden hours per response. . 14.5

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

DATAMETRICS CORPORATION

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

238085203

(CUSIP Number)

Philip S. Sassower 1996 Charitable Remainder Annuity Trust
c/o SG Phoenix Ventures LLC
110 East 59th Street, Suite 1901
New York, NY 10022
(212) 759-1909

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 8, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 238085203

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Philip S. Sassower 1996 Charitable Remainder Annuity Trust Tax ID: 13-709-7917

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,588,556

	8.	Shared Voting Power

	9.	Sole Dispositive Power 1,588,556

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,588,556 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 13.7%

14.	Type of Reporting Person (See Instructions) OO – Charitable Remainder Annuity Trust

CUSIP No. 238085203

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Philip S. Sassower

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 14,640,605

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 14,640,605

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,640,605 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 53.3%

14.	Type of Reporting Person (See Instructions) OO – Trustee

(1) Includes 13,052, 049 shares held by SG DMTI Capital LLC, of which Mr. Sassower is a managing member of its managing member

This Schedule 13D is being filed jointly by the Philip S. Sassower 1996 Charitable Remainder Annuity Trust (the “Trust”) and Philip S. Sassower (“Mr. Sassower”) (collectively, the “Reporting Persons” and each a “Reporting Person”) pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission (“SEC”) under Section 13 of the Securities Exchange Act of 1934, as amended (the “Act”).

This Schedule 13D constitutes the initial filing of the Trust.  This Schedule 13D also constitutes Amendment No.2 to the initial filing on Schedule 13D of Philip S. Sassower, made jointly on January 9, 2006 with SG DMTI Capital LLC (“SG DMTI”), SG Phoenix Ventures LLC (“Ventures”) and Andrea Goren, pursuant to Rule 13-d(2) promulgated under the Act.

Except as expressly otherwise set forth in this Schedule 13D, each Reporting Person disclaims beneficial ownership of the shares of Common Stock (as defined below) beneficially owned by any other Reporting Person or any other person.  The agreement between the Reporting Persons relating to the joint filing of this Schedule 13D is attached hereto as Exhibit A.

Item 1.	Security and Issuer

This Schedule 13D relates to shares of common stock, $0.01 par value per share (the “Common Stock”) of Datametrics Corporation, a Delaware corporation (the “Company”).  The address of the principal executive office of the Company is 1717 Diplomacy Row, Orlando, FL 32809.

Item 2.	Identity and Background

Information with respect to each Reporting Person is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information concerning the other Reporting Person, except as otherwise provided in Rule 13d-1(k) under the Act.

Philip S. Sassower 1996 Charitable Trust (the “Trust”) is a trust formed by agreement, under the laws of the State of New York. The address of the Trust is c/o SG Phoenix Ventures LLC, 110 East 59th Street, Suite 1901, New York, NY 10022. Philip S. Sassower and his spouse are co-trustees.

Mr. Sassower is a United States citizen.   Mr. Sassower’s business address is c/o SG Phoenix Ventures LLC, 110 East 59th Street, Suite 1901, New York, NY 10022.  Mr. Sassower is a trustee in the Trust and member of SG Phoenix Ventures, LLC, a company in the business of managing private equity investment funds or companies.

During the last five years, none of the Reporting Persons nor any other co-trustee of the Trust have been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

The Trust acquired 1,165,410 shares of Common Stock when DMTR, LLC, a New York limited liability company of which the Trust was a member, distributed its holdings in Datametrics Corporation to each of its members proportionate to each member’s membership interest. Prior to this distribution the Trust was a beneficial owner of less than 5% of Datametrics Corporation, and thus, it was not required to report.

Item 4.	Purpose of Transaction

The Trust was one of seven members of DMTR, LLC, a New York limited liability company whose principal business was lending and other financial activities. DMTR, LLC was the beneficial owner of greater than 75% of the outstanding shares of common stock of Datametrics Corp. before it distributed its Datametrics Corporation shares ratably to its members according to their respective membership interests on August 8, 2006, pursuant to the dissolution of DMTR, LLC.  The Trust received record ownership of 1,165,410 shares of common stock in the transaction, bringing its aggregate record ownership to 1,588,556 shares (13.7%), and triggering this filing.

The Reporting Persons do not presently have any plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a)  The Trust is the record owner of an aggregate 1,588,556 shares of Common Stock, which constitutes approximately 13.7% of the issued and outstanding shares of Common Stock as of the date hereof. As co-trustee of the Trust, Mr. Sassower and his spouse may be deemed to each be the beneficial owners of 1,588,556 shares of Common Stock, which constitutes approximately 13.7% of the issued and outstanding shares of Common Stock as of the date hereof.  In addition, Mr. Sassower may be deemed to be the beneficial owner of an additional 13,052,049 shares of Common Stock, consisting of (i) 12,877,162 shares issuable upon exercise of a warrant  to purchase shares of Common Stock, and (ii) 174,887 shares of Common Stock, which are held by SG DMTI, of which Mr. Sassower is a managing member of its managing member.

(b) As co-trustees of the Trust, Mr. Sassower and his spouse share the power to vote and dispose of 1,588,556 shares of Common Stock held of record by the Trust.  In addition, Mr. Sassower may be deemed to share the power to vote and dispose of an additional 13,052,049 shares of Common Stock, consisting of (i) 12,877,162 shares issuable upon exercise of a warrant to purchase shares of Common Stock, and (ii) 174,887 shares of Common Stock, which are held by SG DMTI, of which Mr. Sassower is a managing member of its managing member.

(c)  None of the Reporting Persons nor any co-trustee of the Trustee has effected any transactions in the Common Stock  during the past sixty (60) days.

(d)  Not applicable.

(e)  Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except for being having shared voting and dispositive power of the shares as co-trustees in the Trust, the Reporting Persons are not parties or subject to any contracts, arrangement, understandings or relationships with respect to the securities of the issuer.

Item 7.	Material to Be Filed as Exhibits
Exhibit A: Joint Filing Agreement, dated January 17, 2007 by and between the Reporting Persons.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 17, 2007

Philip S. Sassower 1996 Charitable Remainder Annuity Trust

By:	Philip S. Sassower, co-trustee

Philip S. Sassower

EXHIBIT A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, each of the undersigned parties hereby agree to file jointly this Schedule 13D (including any amendments thereto) with respect to the Common Stock, par value $0.01 per share, of Datametrics Corporation.  It is understood and agreed that each of the parties hereto is responsible for the timely filing of this Schedule 13D and any amendments thereto, and for the completeness and accuracy of information concerning another party unless such party knows or has reason to believe that such information is inaccurate.

It is understood and agreed that a copy of this agreement shall be attached as an exhibit to Schedule 13D, and any amendments thereto, filed on behalf of the parties hereto.

Dated: January 17, 2007
Philip S. Sassower 1996 Charitable Remainder Annuity Trust

	By:	Philip S. Sassower, co-trustee

Philip S. Sassower